05037692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. SEC

SEC FILE NUMBER
8- 52723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAST SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MICHELIN HOUSE, 81 FULHAM ROAD, LONDON SW3 6RD
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BROYD 44 207 8386526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET BOSTON MA 02116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD BROYD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAST SERVICES LLC, as of 31 DECEMBER, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

SUBSCRIBED AND SWORN AT LONDON, ENGLAND, THIS 23rd DAY OF FEBRUARY 2005 BEFORE ME:

[signature]
Notary Public

D.N.L. FAWCETT
Scrivener Notary of London, England
My Commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAST Services LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2004

Contents

Financial Statements and Supplemental Information

MAST Services LLC

Year Ended December 31, 2004

With Report and Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
MAST Services LLC

We have audited the accompanying statement of financial condition of MAST Services LLC (the "Company") as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAST Services LLC at December 31, 2004, and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2005

MAST Services LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 330,557
Receivables from clients	5,232
Receivables from affiliates	351,395
Total assets	$ 687,184
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 20,000
Total liabilities	20,000
Member's equity:	
Member's equity	1,287,259
Accumulated deficit	(620,075)
Total member's equity	667,184
Total liabilities and member's equity	$ 687,184

See accompanying notes.

MAST Services LLC

Statement of Income

Year Ended December 31, 2004

Revenues	
Consulting fees	$ 1,577,348
Total revenues	1,577,348
Expenses	
Compensation and benefits	695,621
Management fees	168,720
Inter company charges	131,268
Office expenses	70,607
Travel	68,887
Professional fees	37,370
Recruiting	32,860
Occupancy	31,282
Other expenses	7,062
Total expenses	1,243,677
Net income	$ 333,671

See accompanying notes.

MAST Services LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2004

	Members' Equity	Accumulated Deficit	Total
Balance at December 31, 2003	**$ 1,287,259**	**$ (953,746)**	**$ 333,513**
Net income	**–**	**333,671**	**333,671**
Balance at December 31, 2004	**$ 1,287,259**	**$ (620,075)**	**$ 667,184**

See accompanying notes.

MAST Services LLC

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 333,671
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables from clients	12,790
Receivables from affiliates	(308,148)
Increase (decrease) in:	
Accounts payable and accrued expenses	(70,723)
Net cash used in operating activities	(366,081)
Net decrease in cash	(32,410)
Cash at beginning of year	362,967
Cash at end of year	$ 330,557

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MAST Services LLC (the Company) is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers Inc. The Company is engaged primarily in providing advisory and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of MAST Global Limited (the Parent). All client revenues to date arise from advisory services.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Therefore, all items of income, expense and tax credits are passed through to the individual members.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable. The Company's risk with respect to accounts receivable is minimized by the credit worthiness of the Company's clients. The Company performs periodic credit evaluations of its clients' financial condition and generally does not require collateral. Two largest clients accounted for 17% and 12%, respectively, of the Company's revenue in 2004.

2. Benefits

The Company participates in a 401(k) plan covering substantially all of its employees that is operated by Monitor Company Group Limited Partnership (MCGLP), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $310,557 that was $305,557 in excess of its required net capital of $5,000.

4. Related Party Transactions

The Company paid $109,002 to MCGLP during 2004 for rental arrangements for various furniture, fixtures and leasehold improvements and office services. The Company recognized revenues of $1,006,262 for services provided as a subcontractor to MCGLP for consulting their clients. As of December 31, 2004, the Company had a net amount due from MCGLP of $351,395.

Inter company charges of $131,268 represents the Company's share of charges from MCGLP for corporate services provided by MCGLP to its subsidiaries.

Management fee of $168,720 represents fee charged by MAST Global Limited for management services provided to the Company.

Supplemental Information

MAST Services LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital		
Total member's equity		$ 667,184
Total regulatory capital		$ 667,184
Deductions and/or charges:		
Nonallowable assets:		
Receivables from clients	$ 5,232	
Receivables from affiliates	351,395	
Total deductions and/or charges		$ 356,627
Net capital		$ 310,557
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregated indebtedness)		$ 1,333
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above amounts)		$ 5,000
Excess net capital		$ 305,557

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2004 Part IIA FOCUS filing.

Schedule II

MAST Services LLC

Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors of
MAST Services LLC

In planning and performing our audit of the financial statements and supplemental schedules of MAST Services LLC, (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2005